C. R. Relph

502-1978 Vine Street
Vancouver, Canada

September 12th 2012

The Board of Directors
Buckingham Exploration Inc.

Gentlemen

Kindly accept my resignation as a director, the Chairman and the CFO of Buckingham Exploration Inc. (the "Company") with immediate effect. As you know I was quite clear that I would not sign off the accounts unless there was an executed agreement between Buckingham Exploration Inc and Buckingham Resources Pte Ltd. (as per that drawn up, and verbally agreed, several months ago.) I have been in dispute with the board for many months now in regard to their actions and my position is now no longer tenable. Following the injection of funding by Aviador and various Australian investors I agreed to remain as Chairman of the board provided steps were immediately taken to replace me as CFO. I in fact tendered my resignation to Ben Auld as CFO several months ago and this was rejected by the board at that time.

As you are aware I had major concerns with the board authorizing expenditure on exploration and commissioning a NI43-101 technical report on a property the Company did not own in Indonesia and not making timely announcements to the market. My position was vindicated when the possible purchase never closed as the sellers could not even evidence that they owned the property. In my opinion this resulted in a very substantial and unnecessary loss to the Company.

Furthermore in regard to the possible purchase of the Indonesian properties I was requested to set up a Singaporean subsidiary Buckingham Resources Pte Ltd under

which would be two further 100% subsidiaries, Buckingham Indonesia (to acquire the Indonesian properties) and Buckingham Capital which would be the deal making, investment arm of Buckingham. It was agreed that Buckingham Resources would raise the funding for the Indonesian project by going public on the TSX and simultaneously acquire all the shares in the Company thereby creating an international mining house in a favourable tax jurisdiction. I was in full agreement with this and it was agreed that I would move to Singapore for between three and five years to be the resident director. I only agreed to this on the basis of an employment contract. I was quite clear that I had been working on the promise of an "equalization bonus" to be granted on the company obtaining a project and funding for about 18 months and that I would not undertake such a major step for less than $200,000 per year. It was further agreed that the Company would fully fund this operation until Buckingham Resources went public and legal counsel was requested to draw up an employment contract and an intercompany funding agreement. This funding agreement was approved, in principal, by Stikeman Elliott, Lee & Lee and BDO. Simon Eley has now informed me that Buckingham Exploration Inc. is unwilling to fund either the Singaporean operation or my salary relating thereto and is reneging on the intercompany agreement. This is totally unacceptable as I have contributed significantly to the Company as its only fulltime employee. I now resign as a director, Chairman of the Board and CFO. I also reserve the right to take legal action for promised back pay and the enforcement of the agreements.

Yours sincerely,

C.R. Relph

C. Robin Relph